UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Preliminary Operating Results for the First Quarter of 2025

On April 24, 2025, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2025. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are therefore subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2025	4Q 2024	% Change Increase (Decrease) (Q to Q)	1Q 2024	% Change Increase (Decrease) (Y to Y)

Operating revenue	Specified Quarter	19,743,963	26,467,245	(25.40)	23,346,945	(15.43)
	Cumulative	19,743,963	85,214,124	—	23,346,945	(15.43)

Net operating profit	Specified Quarter	2,293,023	1,031,562	122.29	2,345,559	(2.24)
	Cumulative	2,293,023	8,045,261	—	2,345,559	(2.24)

Profit before income tax	Specified Quarter	2,306,601	925,929	149.11	1,397,595	65.04
	Cumulative	2,306,601	6,985,247	—	1,397,595	65.04

Profit for the period	Specified Quarter	1,699,118	659,828	157.51	1,056,063	60.89
	Cumulative	1,699,118	5,028,606	—	1,056,063	60.89

Profit attributable to shareholders of the parent company	Specified Quarter	1,697,267	684,072	148.11	1,041,982	62.89
	Cumulative	1,697,267	5,078,221	—	1,041,982	62.89

Notes: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.

2)

KB Financial Group’s operating results for the first and fourth quarters of 2024 have been adjusted retroactively to reflect certain communications with the Financial Supervisory Service regarding the application of K-IFRS 1117 (Insurance Contracts).

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2025	4Q 2024	% Change Increase (Decrease) (Q to Q)	1Q 2024	% Change Increase (Decrease) (Y to Y)

Operating revenue	Specified Quarter	10,811,411	17,400,343	(37.87)	14,403,010	(24.94)
	Cumulative	10,811,411	51,497,328	—	14,403,010	(24.94)

Net operating profit	Specified Quarter	1,388,909	946,716	46.71	1,440,393	(3.57)
	Cumulative	1,388,909	5,398,865	—	1,440,393	(3.57)

Profit before income tax	Specified Quarter	1,374,025	871,999	57.57	496,625	176.67
	Cumulative	1,374,025	4,445,298	—	496,625	176.67

Profit for the period	Specified Quarter	1,017,775	612,944	66.05	377,253	169.79
	Cumulative	1,017,775	3,151,402	—	377,253	169.79

Profit attributable to shareholders of the parent company	Specified Quarter	1,026,432	633,869	64.21	389,535	163.50
	Cumulative	1,026,432	3,251,759	—	389,535	163.50

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2025	4Q 2024	% Change Increase (Q to Q)	1Q 2024	% Change (Decrease) (Y to Y)

Operating revenue	Specified Quarter	2,988,287	2,757,448	8.37	3,460,114	(13.64)
	Cumulative	2,988,287	10,832,031	—	3,460,114	(13.64)

Net operating profit	Specified Quarter	224,611	45,312	395.70	253,337	(11.34)
	Cumulative	224,611	780,786	—	253,337	(11.34)

Profit before income tax	Specified Quarter	238,848	38,336	523.04	243,044	(1.73)
	Cumulative	238,848	748,633	—	243,044	(1.73)

Profit for the period	Specified Quarter	181,703	37,745	381.40	198,853	(8.62)
	Cumulative	181,703	590,361	—	198,853	(8.62)

Profit attributable to shareholders of the parent company	Specified Quarter	181,262	40,259	350.24	199,335	(9.07)
	Cumulative	181,262	591,153	—	199,335	(9.07)

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for the first quarter of 2025, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2025	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer